IAMGOLD CORPORATION

TSX: IMG **NYSE:** IAG

NEWS RELEASE

IAMGOLD'S FEASIBILITY STUDY FOR BOTO GOLD DELIVERS SIGNIFICANTLY IMPROVED PROJECT ECONOMICS

23% After-tax Internal Rate of Return
Payback 3.4 years
Net Present Value $261 million

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, October 22, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced positive results from a Feasibility Study ("FS") for its Boto Gold Project (the "Project") in Senegal, West Africa. The results outline an economically robust project with an anticipated low cost of production and long operating life. The FS demonstrates a significant economic and operational improvement compared to the Pre-feasibility Study ("PFS") results announced in February of this year. The FS will be used to support an application for a mining concession in the fourth quarter of 2018.

PROJECT HIGHLIGHTS (100% BASIS)

- Proven and Probable Reserves ("P&P") increased by 0.51 million ounces to 1.93 million ounces grading 1.71 g/t Au versus the P&P Reserves from the PFS
- Indicated Resources (including Reserves) of 2.49 million ounces grading 1.61 g/t Au
- Mine Life of 12.8 years with mill throughput of 2.75 million tonnes per annum
- Life of Mine ("LOM") average annual production of 140,000 ounces averaging 160,000 ounces annually during the first six years
- LOM cash costs of $714/oz and all-in sustaining costs of $753/oz
- After-tax Internal Rate of Return of 23%, with a payback period of 3.4 years
- Net Present Value of $261 million (6% discount rate) at a gold price of $1,250/oz
- Initial capital expenditures of $254 million

Steve Letwin, President and CEO of IAMGOLD, said "Boto Gold has evolved from a grass roots exploration discovery to a robust development project with nearly 2 million ounces in reserves. I congratulate the team for their success in improving the project economics by as much as they have. The 23% after-tax IRR and the 151% increase in the NPV at a lower gold price assumption are marked improvements from those reported in the pre-feasibility study. This is a solid, low-cost project which is expected to deliver 140,000 ounces annually, on average, for nearly 13 years. While a final investment decision is yet to be made, and there is still permitting work to be done, we're looking at a high-value project that adds to IAMGOLD's already impressive growth profile."

The FS was completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd ("Lycopodium"), with inputs from technical studies completed by Specialist Consultants. The FS represents a comprehensive study of the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined.

A technical report summarizing the FS will be filed on SEDAR tomorrow.

FS HIGHLIGHTS (100% BASIS)

Project Economics and Key Parameters	
Mining Capacity	18.2 Mtpa
Milling Capacity	2.75 Mtpa
LOM Average Annual Gold Production	140,000 oz
LOM Average Recovery Rate	89.5%
Mine Life	12.8 years
LOM Average Total Cash Costs	$714/oz
LOM Average AISC	$753/oz
Average Grade	1.71 g/t Au
Average LOM Strip Ratio	5.8:1
Estimated Capital Expenditure	
Initial Capital	$254 million
Sustaining Capital	$66 million
Gold Price Assumption used in financial analysis	$1,250/oz
After-tax NPV (6%)	$261 million
After-tax IRR	23.0%
Payback Period	3.4 years

€/US$ exchange rate of 1:1.20; Oil price of $75 per barrel.

MINERAL RESOURCES

The Mineral Resource estimate used as the basis for the study is summarized below.

Mineral Resource Statement – May 8, 2018				
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)	Attributable Contained Ounces (000)
Indicated	48,045	1.61	2,487	2,238
Inferred	2,483	1.80	144	130

Notes:
1. CIM Definition Standards were followed for classification of Mineral Resources.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Cut-off grades used to report mineral resources vary from 0.37 g/t Au and 0.51 g/t Au depending on alteration profile.
4. Mineralized Resources are reported within optimized constraining shells.
5. Mineral Resources are estimated using a long-term gold price of $1,500 per ounce.
6. Attributable is a representation of dividends calculated as 90% for IAMGOLD, with 10% to the government of Senegal.

MINERAL RESERVES

The tonnes, grades, and classification of the Mineral Reserves captured within the FS mine plan are summarized below.

Mineral Reserve Statement - Aug 30, 2018				
Classification	**Tonnes (000)**	**Grade (g/t Au)**	**Contained Ounces (000)**	**Attributable Contained Ounces (000)**
Probable	35,060	1.71	1,926	1,733
Proven & Probable	35,060	1.71	1,926	1,733
Waste within Designed Pit	204,335			
Total Tonnage within Designed Pit	239,397			

Notes:
1. CIM Definition Standards were followed for classification of Mineral Reserves.
2. Reserves estimated assuming open pit mining methods.
3. Reserves are based on a gold price of $1,200/oz.
4. Cut-off grades varied between 0.46 g/t Au and 0.63 g/t Au depending on alteration profile and pit area.
5. Average process recovery of 89.5%.
6. Mining costs ($/t processed): $13.01/t. Processing costs: $15.04/t. G&A (Include refining cost): $4.22/t.
7. Attributable is a representation of dividends calculated as 90% for IAMGOLD, with 10% to the government of Senegal.

MINING AND PROCESSING

The FS confirms the preferred development approach to be a conventional truck and shovel open pit mining operation with a mineral processing circuit incorporating primary crushing, grinding, and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning.

Open pit mining includes approximately 14 Mt of waste stripping and 2 Mt of ore stockpiling in pre-production mining during a fifteen month pre-production period followed by 12.8 years of production mining along with stockpile reclaim. Maximum mining rate is 33 Mt per annum. The average ore grade is 1.71 g/t Au and the LOM stripping ratio is 5.8:1.

Future Work

The FS will be used to support an application for a mining concession to be submitted in the fourth quarter of 2018, with approval expected in the first half of 2019. In the interim, the project team will continue to optimize aspects of the project design and complete an infrastructure condemnation drilling program. The exploration team has worked to consolidate additional exploration concessions near the Boto Gold Project, and will conduct ongoing exploration to expand resources in proximity to the resource pits, and identify and evaluate high priority exploration targets for additional mineral resources.

Qualified Persons

The FS was prepared by IAMGOLD and Lycopodium and incorporates the work of IAMGOLD, Lycopodium and Specialist Consultants Qualified Persons (QPs) (as defined under National Instrument 43-101). QPs are independent of IAMGOLD and have reviewed and approved this news release. IAMGOLD QPs are not independent of IAMGOLD and have reviewed and approved this news release. The areas of responsibility for each QP involved in preparing the FS, upon which the technical report will be based, are:

Lycopodium QPs

- N. Lincoln, P. Eng., Summary, introduction, project infrastructure, reliance on other experts, metallurgical testing and mineral processing, recovery methods, overall capital and plant operating costs

- R. McIsaac P. Eng. (Knights Piésold), Tailings and water management

Specialist Consultants QPs

- P. Daigle, P.Eng. (AGP Mining Consultants) Summary, accessibility, geological setting, deposit type, exploration, drilling, sample preparation and analysis and security, data verification, mineral resource estimate
- G. Zurowski, P. Eng. (AGP Mining Consultants), Summary, mine design, mine capital and operating costs, reserve estimate
- R. Thomas, MAusIMM CP Geotech (Absolute Geotechnics Consultant), Open pit geotechnical

IAMGOLD QPs

- M. Lanctot, Ing., Summary, property description, historical setting, permitting, financial analysis and adjacent properties

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

CONFERENCE CALL

A conference call will be held on Tuesday, October 23, 2018 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the results of the feasibility study for the Boto Gold Project. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 2697#.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

(ii) the FS representing a viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Boto Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

(x) anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.